MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2007

MIRANDA GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED AUGUST 31, 2007

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying audited annual consolidated financial statements and related notes thereto for the years ended August 31, 2007 and 2006.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as at December 14, 2007, except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.  The Company’s preferred approach is to joint venture its properties to other companies for more advanced exploration and development.

Presently the Company has 15 gold exploration projects in various stages of exploration. All but one of the projects is in Nevada.  These projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, ETTU and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wings property located in northern Elko County. The Lookout property is in Tooele County, Utah.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

The Company has built a track record of successful project definition and acquisitions.  The Company shares project risk by joint venturing properties thus providing shareholders exposure to numerous gold exploration projects while at the same time conserving the treasury.

As at December 14, 2007 Miranda’s funding partners are exploring and advancing the Redlich, Red Canyon, Fuse (East and West), Red Hill, Iron Point, PPM and Angel Wings projects.  Exploration plans for these projects follows.

Redlich, Esmeralda County, Nevada

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The Company’s Redlich exploration project is under a March 4, 2004 exploration and option to joint venture agreement with Newcrest Resources Inc.

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Newcrest added to our property position by staking an additional 52 lode claims to cover lands north and east of the current claim block.  The Redlich property now consists of 171 contiguous lode claims that cover 5.5 square miles (14.2sq km).

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Newcrest’s 2007 core drilling program comprised two oriented core holes totaling 2,376 feet.  The holes were designed as offsets to drill hole R-73, a reverse circulation hole that intersected 55 feet of 0.046 ounces of gold per ton and 10 feet of 1.037 ounces of gold per ton.  In drill hole RD-1 significant low-grade gold was intersected from 210 to 265 feet in iron stained to gossanous andesite.  Results of the program were announced by the Company on October 15, 2007.

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In total, Newcrest has completed 40,568 feet of drilling in 63 drill holes at Redlich.  Drilling has focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz-stockwork-hosted gold surrounding the high-grade veins.

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Results from these drilling campaigns verify the presence of both styles of gold mineralization.  A three-dimensional model outlines a 1,000 feet east-west by 1,200 feet north-south mineralized envelope grading >0.01 ounces of gold per ton surrounding a higher-grade "vein" zone. This gold mineralization remains open to the west, southeast and south.

Red Canyon, Eureka County

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The Company’s Red Canyon exploration project is under a July 12, 2006 exploration and option to joint venture agreement with Romarco Minerals Inc.

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Romarco began a reverse circulation drilling program in early November 2007.  A plus 6,000 feet program is anticipated in three unique target areas.

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Romarco’s drilling will test for extensions to gold mineralization at the Ice Prospect, where a previous hole intersected 95 feet of 0.117 ounces of gold per ton from a depth of 20 feet to 115 feet.  Additional drill holes, between the Ice Zone and Gexa Prospects, will test for deeper gold zones identified by the 2005 drilling campaign.

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The Red Canyon project area covers 7.7 square miles consisting of 237 unpatented lode mining claims. The property adjoins U.S. Gold's Tonkin Springs property to the east.  The project covers an erosional "window" that exposes altered, brecciated and silicified lower plate carbonate rocks that are age equivalent to the host rocks at the Cortez Hills discovery. Drilling in 2005 by Newmont Mining Corporation, Miranda’s previous funding partner identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont’s holes encountered deep oxidation, moderate to strong silicification and

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

select intervals of fluidized breccias.  These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

Fuse (East and West), Eureka County, Nevada

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The Company’s Fuse (East and West) exploration projects are under September 28 and November 15, 2005 exploration and option to joint venture agreements with Barrick Gold Exploration Inc.

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The Fuse East property consists of claims that lie within the boundaries of the Cortez Joint Venture (Barrick Cortez Inc. 60% - Kennecott Exploration 40%).  Barrick drilled one hole to a depth of 1,860 feet in 2006 with no significant gold reported.  Barrick was not active on the claims in 2007.

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The Fuse West property consists of claims that lie within the boundaries of the Buckhorn joint venture (Barrick-Teck Cominco American Incorporated) exploration area of interest.

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In July 2004 the Company conducted a real-time mercury soil gas sampling on the Fuse project to define drill targets. A total of 362 stations were sampled.  Preliminary results show low level mercury anomalies.  These anomalies suggest both northeast and northwest trends that can be tested by drilling.

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The Company staked the Fuse claims in alluvial cover over gravity highs.  Interpretation of the gravity data suggests that bedrock is relatively shallow. Several prominent structural features are also expressed in the gravity data.  The Company believes that mercury soil gas anomalies coinciding with a NNW-WNW-trending fault fabric indicated by gravity surveys are good vectors to covered gold systems in the Cortez Trend.

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The Fuse property represents an exploration play with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley.  The Horse Canyon Valley-Pine Valley area, in which Fuse lies, represents a geologic setting similar to Crescent Valley, an area which hosts several gold mines.

Red Hill, Eureka County, Nevada

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The Company’s Red Hill exploration project is under an October 27, 2004 exploration and option to joint venture agreement with Barrick Gold Exploration Inc

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In late October 2007 Barrick’s reverse-circulation drill program commenced.

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The reverse circulation drill program will consist of approximately 10,000 feet of drilling. Drilling will step-out from BRH-013, a hole completed in 2006 that intersected 80 feet of 0.146 ounces of gold per ton from 1,920 to 2,000 feet. This intercept included a 45 foot interval of 0.237 ounces of gold per ton between 1,920 feet and 1,965 feet. Mineralization in BRH-013 is associated with high levels of arsenic, antimony, mercury and thallium. These features and the presence of altered igneous dikes indicate that a Carlin-style gold system is present at Red Hill.

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The step-out drilling to BHR-013 will test the margins of a west northwest-striking CSAMT geophysical resistor, a feature that focused the placement of BRH-013. In addition, a recently completed gravity survey has identified a northeast-trending embayment that suggests possible crosscutting faults intersecting that CSAMT resistor.  Two of the five planned holes will test these geophysical features.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

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The remaining three drill holes will test a pediment-covered target on the east side of the property.  This target comprises the extension of strong decalcification, silicification and antimony mineralization that is exposed in an east-west striking fault zone known as the Long Fault.   Gravity data has identified a structural feature in the sub-surface that is being targeted with this drilling.

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Barrick's drilling at Red Hill is part of a larger campaign near BRH-013 that includes drilling on lands adjoining to the west.

Iron Point, Humboldt County, Nevada

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The Company’s Iron Point exploration project is under a November 22, 2006 exploration and option to joint venture agreement with White Bear Resources Inc.

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Company geologists, on behalf of White Bear conducted a geologic mapping, systematic soil sampling and rock-chip sampling and interpreted a property wide gravity survey.  These data will be compiled with previous exploration results to identify opportunities worthy of follow-up drilling in early 2008.

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The Iron Point project consists of 178 unpatented lode mining claims that cover 5.8 square miles. The Company holds title to 150 of the claims and has a leasehold interest on an additional 28 claims.

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The project is favorably located at the intersection of the Battle Mountain-Eureka trend with the Getchell Trend. Major producing mines within a 25-mile radius of the project represent over 30 million ounces of combined mined and remaining gold reserves.

PPM, Humboldt County, Nevada

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The Company’s PPM exploration project is under an April 17, 2007 exploration and option to joint venture agreement with Piedmont Mining Company Inc.

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The PPM project covers 3.6 square miles consisting of 116 unpatented lode mining claims.  PPM is approximately 12 miles northwest of the Twin Creeks Mine on the west flank of the Hot Springs Range.

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Miranda theorizes that the PPM project covers a geologic setting analogous to that of the major deposits of the Getchell Trend, where combined past production and current resources are reported by the operators to exceed 23 million ounces of gold from the Twin Creeks, Getchell-Turquoise Ridge, and Pinson deposits.

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Miranda has identified a pediment-covered gold target along northeast-striking faults, which extends southwest from a sediment-hosted mercury district. The claims are located over an area where those northeast-striking structures intersect gold-in-sagebrush geochemical anomalies proximal to the margin of an inferred buried intrusion.  Sedimentary rock-hosted mercury occurrences are frequently in close spatial association with sedimentary rock-hosted gold systems and were documented previous to modern gold discoveries in the Carlin, Cortez, and Getchell Trends. The mercury occurrences adjacent to PPM may reflect zoning from a primary gold system under pediment near the inferred intrusive margin.

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Miranda on behalf of Piedmont conducted a detailed gravity survey, sage sampling, and mercury in soil gas surveys to help define structural targets beneath pediment gravels.   Survey work is being evaluated for use in planning a drill program to be conducted in the first quarter of 2008.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

Angel Wings, Elko County, Nevada

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The Company’s Angel Wings exploration project is under a May 15, 2007 exploration and option to joint venture agreement with White Bear.

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Company geologists, on behalf of White Bear conducted a geologic mapping, systematic soil sampling and rock-chip sampling and interpreted a 420 station property wide gravity survey.  These data will be compiled with previous exploration results to identify opportunities worthy of follow-up drilling in 2008.

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The Angel Wings property contains two styles of epithermal gold mineralization associated with a 6-mile long, northeast-striking structural zone.   The first style, with high-grade, gold-bearing, epithermal veins, occurs within a carbonate window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are up to 10 feet wide and trend northerly through silicified carbonate rocks for 2.5 miles.  Select channel samples, from steeply dipping quartz-calcite-adularia veins, returned assays ranging from 0.010 to 2.700 ounces gold per ton.  The high-grade veins remain untested in a zone measuring one mile along strike, 1,200 feet wide and at depth.

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Surface sampling also identified the second style disseminated, sediment-hosted gold mineralization with grades up to 0.044 ounces gold per ton in silicified and clay-altered Paleozoic rocks.  Shallow drilling by previous exploration companies for disseminated gold reported intersecting 0.047 ounces gold per ton over 50 feet in drill hole DC-7.  Both styles of gold mineralization will be evaluated with drilling during the first half of 2008.

As at December 14, 2007 Miranda is seeking funding partners to continue exploration programs to advance the Horse Mountain, Coal Canyon, BPV and CONO, ETTU and DAME and Lookout projects.

Horse Mountain, Lander County, Nevada

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Until June 2007, the Company’s Horse Mountain exploration project was under an exploration and option to joint venture agreement with Barrick.

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Miranda geologists have reviewed exploration data generated by Barrick and believe high-quality drill targets exist within a structurally uplifted block (“horst”) and along the margins of this block for high-grade gold mineralization.

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During the two years of the agreement Barrick completed a total of 11,776 feet of drilling in five holes spaced 1,000 to 2,000 feet apart. Cumulative expenditures by Barrick over this two year period totaled US$872,000. To date, eight drill holes have intersected lower-plate carbonate rocks beneath a 3,300 by 7,200 foot zone of pervasively altered and geochemically anomalous upper-plate rocks. These holes begin to outline a 950 by 2,000 foot, northeast-striking carbonate horst that is covered by the altered upper-plate rocks. The carbonate horst contains gold mineralization, vertically-extensive hydrothermal alteration, a deep oxidation plume and igneous dikes.

Similar geological features to those observed at Horse Mountain are documented at the Cortez Hills and West Leeville gold deposits of northern Nevada.

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Drill results at Horse Mountain include:

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98 feet of 0.023 ounces gold per ton in hole BHM-001;

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90 feet of 0.022 ounces gold per ton; and

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50 feet of 0.016 ounces gold per ton in hole BHM-005.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

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Gold mineralization in BHM-001 is hosted in oxidized, decalcified and clay-altered Roberts Mountains Formation, in the lower-plate carbonate horst.  Miranda geologists are particularly encouraged by the strength of the hydrothermal alteration cell as evidenced by oxidation to depths in excess of 1000 feet and significant gold mineralization with thicknesses averaging close to 85 feet.

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A gold-bearing Carlin-type mineral system has been discovered at Horse Mountain and Miranda hopes to guide future exploration to finding high-grade, structurally confined portions of it.

Coal Canyon, Eureka County, Nevada

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Until March 2007, the Company’s Coal Canyon exploration project was under an exploration and option to joint venture agreement with Golden Aria Corp.

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The Coal Canyon project is approximately three miles south of the Cortez Joint Venture’s ET Blue project and adjoins the northeast side of US Gold’s Tonkin Springs property.

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The property consisting of 64 unpatented lode claims occupies approximately two square miles of the Coal Canyon lower-plate window comprised of the Devonian Wenban, Silurian-Devonian Roberts Mountain and Ordovician Hanson Creek Formations.  These formations are important host rocks in the Cortez Trend.

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On January 26, 2007 Miranda announced that Golden Aria completed a two-hole drill program totaling 2,020 feet. The holes, MCC-1 and MCC-2, were designed to test resistivity and self-potential anomalies at the intersections of altered fault zones, in favorable lower plate carbonate rocks.  The holes intersected six, 30 foot to 200 foot thick zones of moderately decalcified, and variably silicified/clay altered silty limestone.  Neither of the holes intersected significantly anomalous gold mineralization.

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Miranda believes that quality exploration targets remain untested on the Coal Canyon property.  Recent drilling has added to Miranda’s understanding of exploration opportunities and the depth to favorable host rocks.  The Company is optimistic that a new partner will be found to advance exploration opportunities.

BPV & CONO, Eureka County, Nevada

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Until November 2006, the Company’s BPV&CONO exploration projects were under an exploration and option to joint venture agreement with Agnico Eagle Mines Ltd.

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Agnico completed a five-hole drill program totaling 7,070 feet on the BPV-CONO project during the term of the agreement.  The drill holes were designed to test for lower-plate carbonate rocks, which were projected based on detailed gravity, magnetotelluric (MT) profiles and mercury gas surveys.  The holes intersected weakly altered to unaltered upper-plate siliceous rocks beneath pediment gravels.  None of the holes intersected favorable lower-plate carbonate rocks, or significantly anomalous gold or pathfinder trace elements.

Ettu and Dame, Eureka County, Nevada

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Miranda staked two claim blocks called the ETTU and DAME projects in Kobeh Valley, on the south end of the Eureka - Battle Mountain (Cortez) Gold Trend based on the results of evaluating geophysical data (specifically, filtered gravity), mercury gas data,

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

and other exploration data-sets. The results of studies by the Company and competitor exploration activities in the Kobeh Valley prompted Miranda's claim staking.

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The Company targeted the ETTU area from structural interpretations of gravity data. The ETTU property covers a portion of the Kobeh Valley pediment on the projected intersection of two mineral trends. Data suggests that a prominent northwest structure extends south from the Afghan deposit to intersect the east-southeast projection of the Gold Bar structure beneath shallow gravel on the ETTU property. Upper Devonian carbonate rocks to the north are expected to occur under pediment gravel on ETTU. The Company has conducted no exploration on the ETTU claims. Airborne resistivity and magnetic surveys were acquired for the property and are being evaluated to advance drill targets.

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The DAME claim group extends approximately 7 miles to the southeast off the north flank of Lone Mountain.  The Company infers that any large Carlin-type gold system beneath Kobeh Valley would likely produce a NW-SE trending, district-scale array of en echelon deposits associated with WNW, NNW and NE-trending fault blocks. Miranda's DAME claims are located on such fault intersections and basement highs as suggested by filtered gravity data.  The Company has not conducted any exploration on the DAME property.

Lookout, Tooele, Utah

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In October 2006, Miranda staked 189 lode claims that cover two unique areas of hydrothermally-altered and brecciated carbonate rocks that contain elevated gold, arsenic, antimony, mercury and thallium. These features indicate favorable geologic conditions known to be associated with sediment-hosted gold deposits.

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Lookout is in the eastern portion of the Great Basin physiographic province, an area known to host economic, sediment-hosted gold deposits such as Mercur, Barney's Canyon and Melco. The property is 23 miles southwest of the 3.5 million ounce Mercur gold mine, which was active until 1997.  Miranda’s exploration strategy in Utah is to identify early-stage sediment-hosted gold opportunities in under-explored terrains.  Company geologists believe the Lookout project meets these criteria and systematic exploration is warranted.

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At Lookout, United States Geological Survey mapping illustrates north-south trending mountain ranges that inflect into a west-northwest striking fault/fold corridor. Within this corridor, Cambrian through Mississippian-age carbonate rocks, chert and quartzite are exposed at surface. The Great Blue Formation, gold host at the Mercur gold mine, is exposed on the northern portion of the property.  Detailed mapping at Lookout indicates these rocks are cut by west-northwest, northeast and north-south striking faults that focus hydrothermal alteration in the form of iron oxides, decalcification, silicification, clay alteration, quartz and calcite veins, and carbon.

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To guide drill target selection, Miranda’s exploration team is collecting geochemical samples, mapping and prospecting with a portable NITON x-ray fluorescence unit. The NITON measures elemental concentrations of rocks in the field and provides real time data to guide geochemical sampling.  Contractors completed a 497-station, property-wide gravity survey.  Interpretation of the gravity survey has identified numerous structural features and assisted in the design of a 561 station soil sampling survey. Results of this geochemical survey are pending.

The Company is seeking a partner to conduct exploration on the Lookout project.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Company President and CEO Ken Cunningham (M.Sc. and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231
Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to meters	3.28084

Change in accounting policy

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, property exploration expenditures incurred prior to the determination of economic feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The impact of this change was to decrease mineral properties and increase the deficit by $198,466 for the year ended August 31, 2004 and to decrease mineral properties by $361,249, increase the deficit by $198,466 and increase the loss by $162,783 or $0.01 per share for the year ended August 31, 2005; and to decrease mineral properties by $450,965, increase the deficit by $361,249 and increase the loss by $89,716 for the year ended August 31, 2006.   The total effect of this change in accounting policy was to decrease mineral properties and increase the deficit by $450,965 as at August 31, 2006.

Results of Operations for the year ended August 31, 2007, 2006 and 2005

The Company incurred a net loss of $3,064,083 for the year ended August 31, 2007 (August 31, 2006 - $1,815,340; August 31, 2005 - $2,100,705).

Expenses for the year ending August 31, 2007 were $3,551,446 (August 31, 2006 - $2,277,928; August 31, 2005 - $2,252,651). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same years are $1,932,678 (August 31, 2006 - $1,527,576; August 31, 2005 - $1,330,254).  The increase for the year ended August 31, 2007 was 27% higher than the year ended August 31, 2006 and 45% higher than the year ended August 31, 2005.

Significant differences between the years follows:

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

Investor relation and travel and business promotion combined to $365,134 for the year ended August 31, 2007 (August 31, 2006 - $244,757; August 31, 2005 - $241,026).  The Company conducted an aggressive market awareness campaign that included attendance at investor conferences in North America and Europe, a complete update of the Company’s web site, display booth graphics and most importantly the hiring of a full time investor relations liaison with the investment community.

Consulting fees and wages and benefits combined to $757,706 for the year ending August 31, 2007 (August 31, 2006 - $456,486; August 31, 2005 - $335,256).  The Company has retained more consultants and hired more employees based in our exploration office in Elko, Nevada.  Some of the personnel were originally hired as consultants before being hired permanently as employees.  The Company has increased its technical team and will continue to add staff and expand its administrative services as it continues to grow the size of the Company’s asset base of mineral exploration properties.  Golden Oak Corporate Services Ltd. (“Golden Oak”) was retained on February 1, 2006 to provide bookkeeping and financial reporting services and then on June 1, 2006 with the resignation of Aileen Lloyd added corporate secretarial and regulatory compliance services to the contract.  Doris Meyer, owner President of Golden Oak, was appointed Chief Financial Officer and Corporate Secretary of the Company.   Golden Oak was paid consulting fees of $76,500 for the fiscal year ending August 31, 2007 (August 31, 2006 - $38,500; August 31, 2005 - $nil).

Management fees for the year ending August 31, 2007 were $42,500 (August 31, 2006 - $104,494; August 31, 2005 - $76,100).  The fees for the 2006 fiscal year include a payment of $32,994 to a company controlled by a common director, for services related to helping arrange the sale of investment stock held for sale by the Company.

Office rent, telephone, secretarial and sundry costs was the next most significant cost for the year ended August 31, 2007 was $148,586 (August 31, 2006 - $237,555; August 31, 2005 - $190,971).  Fees paid to a company controlled by a director for rent, telephone, secretarial, website, internet and office services included in this total were $10,000 for the year ended August 31, 2007 (August 31, 2006 - $127,700; August 31, 2005 - $84,374) and reimbursements paid to Golden Oak for out-of-pocket office supplies, expenses, telephone and couriers for the year ended August 31, 2007 were $9,216.  For the fiscal year ended August 31, 2006 the Company shared office space and personnel for the Vancouver office.  The remainder is the cost of opening and operating the Elko, Nevada exploration office.

Property exploration costs in the year ended August 31, 2007 were $397,678 were net of recoveries from funding partners of $402,442 (August 31, 2006 $300,730 net of $90,678; August 31, 2005 $361,224 net of $9,141).  In keeping with the Company’s change in accounting policy exploration costs will be expensed until such time as an economic reserve has been defined on the mineral property and a decision to proceed with development has been made.  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it is paid a management fee.

In the year ended August 31, 2007 the Company received mineral property option payments totaling $335,771 (August 31, 2006 - $226,663; August 31, 2005 - $189,237).   In accordance with the Company’s accounting policy, option payments received are first credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.  In the year ended August 31, 2007 the Company recognized $168,331 as mineral property option payments received in excess of cost (August 31, 2006 - $103,722; August 31, 2005 - $128,483).

In fiscal year 2006 the Company received net proceeds of $329,938 from the sale of 8,250,000 common shares of Gulf Coast Oil and Gas (“GCOG” - formerly Otish Mountain Diamond Company).

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

In fiscal year 2006 the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Sampson and Troy projects and the Company wrote off $46,499 of mineral property costs and $4,693 of computer equipment no longer being shared by the Company.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

The consolidated financial statements show all acquisition to date and readers should refer to the notes to the financial statements for details regarding all the joint venture agreements for each of the Company’s properties.

Selected Annual Information

	Fiscal Year Ended August 31 2007 audited	Fiscal Year Ended August 31 2006 Audited (restated Note 3)	Fiscal Year Ended August 31 2005 Audited (restated Note 3)
Income Statement
Revenue	$ 487,363	$ 272,262	$ 176,451
Net loss	(3,064,083)	(1,815,340)	(2,100,705)
Net loss per share	(0.08)	(0.05)	(0.08)
Balance Sheet
Total assets	$8,345,269	$6,976,088	$3,861,750
Long term debt	nil	nil	nil
Dividends	nil	nil	nil

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	August 31 2007 $	May 31 2007 $	Feb 28 2007 $	Nov 30 2006 $	Aug 31 2006 $	May 31 2006 $	Feb 28 2006 $	Nov 30 2005 $
Revenue	283,212	80,175	57,304	66,672	170,076	53,593	27,938	20,655
Loss for the period	(701,667)	(1,063,642)	(704,012)	(594,762)	(470,339)	(846,191)	(285,602)	(213,208)
Basic and diluted loss per share	(0.02)	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

The effect of the change in accounting policy to expense all exploration expenses instead of capitalizing them was taken in the fourth quarter of fiscal year 2006 and 2007 and the first three quarters of each fiscal year has not been restated.

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2007 fiscal year with cash and cash equivalents of $6,449,367.   In the year ended August 31, 2007 the Company expended $1,744,653 to operating activities and received $2,598 from investing activities and $2,773,838 from financing activities to end the year on August 31, 2007 with $7,481,150 in cash and cash equivalents.

Included in investing activities, the Company received $130,514 in option payments from exploration funding partners, and expended $127,916 cash on equipment and mineral property costs on its projects for a net cash recovery of $2,598.  Exploration funding partner expenditures on the Company’s projects are not reported in the Company’s accounts.  In addition on January 15, 2007 the Company received 250,000 common shares of Romarco Minerals Inc. at a fair value of $55,000 in connection with the Red Canyon Property funding agreement.  On January 23, 2007 the Company issued 11,250 common share purchase warrants at an exercise price of $0.50 with a two year term at a fair value of $17,575 in connection with the Redlich Property option to purchase agreement.  In the period the Company was also delivered 200,000 common shares of White Bear pursuant to the Iron Point and Angel Wings funding agreement that, as White Bear is a private company, the Company has not assigned a value to these shares.

Financing activities in fiscal year 2007 raised a total of $2,773,838 cash proceeds from the exercise of stock options and share purchase warrants.

Subsequent to year end, on October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued on the same terms as a finder’s fee.  If at any time following February 5, 2008 the volume weighted average trading price of the Company’s common

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

shares on the TSX Venture Exchange for 10 consecutive trading days is at least $2.10 per common share, the warrants will terminate at the close of business on the 30th trading day following the date on which the Company gives notice to the warrant holder of such fact and early termination.

At December 14, 2007 the Company had 4,736,000 outstanding share purchase warrants which if all are exercised will raise $3.5 million. In addition the Company has 5,718,750 outstanding stock options that as they vest, and depending on the Company’s share price, would be expected to be exercised and would contribute additional cash to the treasury.

The Company’s cash and cash equivalents position at August 31, 2007 was $7,481,150 compared to $6,449,367 at August 31, 2006.

The Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Year ended August 31, 2007	Year ended August 31, 2006	Year ended August 31, 2005
Senate Capital Group Inc. – a company controlled by Dennis Higgs	Office rent, telephone, secretarial and office services	$10,000	$127,700	$84,374
Ubex Capital Inc. – a company controlled by Dennis Higgs	Management Fees Commission on sale of GCOG shares	$42,500 -	$71,500 $32,994	$76,100 -
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer	Consulting fees – bookkeeping, accounting, financial reporting services Out-of-pocket reimbursement for Miranda share of office supplies and expenses, telephone, postage and courier	$76,500 $9,216	$38,500 $1,263	- -

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described Schedule 1 to the annual audited financial statements for the year ended August 31, 2007.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

Fourth quarter

The Company began the fourth quarter with $7,991,448 cash and cash equivalents.  During the fourth quarter the Company received $32,125 proceeds pursuant to the exercise share purchase warrants and recovered $2,174 of mineral property costs from the receipt of mineral property option payments.  It expended $544,597 in operating costs to end the quarter and the year with $7,481,150.

Outstanding Share Data as at December 14, 2007

Authorized: an unlimited number of common shares without par value.

As at December 14, 2007, issued and outstanding share capital is:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
August 31, 2007	39,559,760	575,000	5,718,750
Private placement and finders’ fee	4,713,500	4,713,500	-
Warrants exercised	552,500	(552,500)	-
Balance December 14, 2007	44,825,760	4,736,000	5,718,750

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

The Chief Executive Officer and Chief Financial Officer have designed the internal controls over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Corporate Governance

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually by the shareholders of the Company.  The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A.  Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of management.  Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

Miranda Gold Corp.

Management Discussion and Analysis for the year ending August 31, 2007

Containing information as at December 14, 2007

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards.  The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Approved by the Board of Directors

December 17, 2007